United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale receives communication from BNDES about the launch of a secondary offering of debentures from the sixth issuance of Vale (CVRDA6)

Rio de Janeiro, March 29, 2021 - Following the release dated March 2nd, 2021, Vale S.A. (“Vale”) informs that, on this date, it has received a correspondence from Banco Nacional de Desenvolvimento Econômico e Social – BNDES ("BNDES") and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) informing of the launch of the secondary public offering (“Secondary Offering”) of debentures from the sixth issuance of Vale (“Debentures”), owned by BNDES, BNDESPAR and the Federative Republic of Brazil (“Offerors”).

Pursuant to the terms of such correspondence, among other matters:

•	The Secondary Offering will consist of the secondary offering of 142,000,000 Debentures, of which (i) 93,899,208 Debentures are held by the Federative Republic of Brazil, (ii) 37,500,342 Debentures are held by BNDES and (iii) 10,600,450 Debentures are held by BNDESPAR, and will be carried out in Brazil, with restricted placement efforts, pursuant to the Brazilian Securities Commission (“CVM”) Instruction No. 476, dated January 16, 2009, as amended, and other applicable regulations, and will include placement efforts outside Brazil pursuant to Rule 144A and Regulation S, under the Securities Act of 1933, as amended (the “Securities Act”).
•	The total amount of Debentures initially offered may, at the discretion of the Offerors and in a joint decision with the coordinators, be increased by up to 50.94% (i.e., 72,329,234 Debentures), of which 47,828,576 Debentures are held by the Federative Republic of Brazil and 24,500,658 Debentures are held by BNDES, under the same conditions and at the same the same price as the Debentures initially offered, under the terms of the placement agreement ("Additional Debentures").

As of December 31, 2020, there were 388,559,056 Debentures outstanding, and the Offerors held approximately 55% of such outstanding Debentures. The Debentures that are the object of the Secondary Offering comprise approximately 37% of the outstanding Debentures, assuming no placement of Additional Debentures, or approximately 55% of the outstanding Debentures, assuming placement of the Additional Debentures.

Vale will not participate in this Secondary Offering as a potential buyer, as it does not have all the necessary regulatory authorizations, and in line with Vale’s capital allocation strategy.

The Debentures will not be and have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This communication is for information purposes only, pursuant to the laws and regulations in force and shall not be considered an offering announcement in Brazil, the United States or any other jurisdiction.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy the Debentures or any other securities, nor shall there be any offer, solicitation or sale of the Debentures or any other securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

Luciano Siani Pires

Investor Relations Executive Officer

Ever since the COVID-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

Vale.Ri@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 29, 2021		Head of Investor Relations